December 4, 2012

VIA EMAIL

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	USA Mobility, Inc.
Form 10-K for the Year Ended December 31, 2011
Filed February 23, 2012
File No. 001-32358

Dear Mr. Spirgel:

USA Mobility, Inc. (“USMO” or the “Company”) acknowledges receipt of the Staff’s letter, dated November 15, 2012, with respect to the above-referenced Annual Report on Form 10-K. The Staff’s comments are set forth below in bold, followed by the Company’s responses to the comments. In connection with the Company’s responses to the comments the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings with the United States Securities and Exchange Commission (the “Commission”);

•	Commission staff comments or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Commission staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Comment

Revenue Recognition, page F-11

1.	We note your response to comment one from our letter dated October 3, 2012. We understand that Amcom sells mission-critical unified communications solutions to customers in various industries and already has thousands of enterprise-level installations in place. In this regard, please tell us the following:

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Why purchases (by an existing customer) of more licenses or new modules (presumably within your enterprise suite or family of products) are deemed to be “unrelated” to previously executed transactions and are accounted for as a new sale, instead of an exercise of a right to receive specified additional products. Additionally, tell us whether the customer option to exercise such right is substantive. Please provide illustrative transactions in order that we may better understand your response. Refer to ASC 985-605-25-47.

Response

Amcom Software, Inc. (“Amcom”), an indirect wholly owned subsidiary of USA Mobility, Inc., sells stand-alone products individually or in various combinations to help customers address key communication needs within an organization. Pricing is determined based on the number of users, seats or by size. We typically provide discounts on software license, service or hardware to customers either in the initial purchase or subsequent purchases or both. Discounts provided on subsequent purchases could be negotiated during the initial sale or in many instances negotiated independently at the time of the subsequent purchases. A discount on a subsequent purchase that was previously negotiated during the initial purchase is usually given within a specified time period (typically within one year from the date of purchase) and is equal to or less than the discount provided on the initial purchase. Therefore, there is no accounting necessary in the original sale for the discount offered on future sales pursuant to ASC 985-605-55-200.

Our products are used by organizations in healthcare, hospitality, education, business, and government. Amcom’s product strategy is to simplify and integrate all forms of mission-critical communications to optimize business processes and reduce the response time, manage workflows, and eliminate device dependencies.

Amcom does not enter into arrangements that include the right for customers to receive specified additional products, upgrades, or enhancements. Instead, when a customer purchases post-contract support (“PCS”) on an Amcom product they have a right to unspecified upgrades or enhancements when and-if-available.

When we stated that purchases of new licenses or modules are deemed to be “unrelated” to the previously executed transactions we were referring to situations in which an existing customer will come back some time in the future to purchase another software solution that was not bargained for or contemplated in a previous transaction. We have provided an example below of a typical Amcom transaction.

Amcom Products Overview

Amcom can provide multiple products to enable, if purchased in total, a fully consolidated and integrated product for organizations. Many Amcom customers initially implement and deploy selected Amcom products in a limited capacity or look to solve specific communication problems within their organization with limited funds due to budget constraints. Often times the initial product purchases revolve around the Operator Call Center products and customers use that information for enterprise self-service for management of information and messaging capabilities. After these products are rolled out to the organization, customers may identify the benefits of having a consolidated communications solution and reach out to Amcom to determine additional needs and requirements for an enterprise database and unified communications solution.

The following Amcom products are not interdependent and can be purchased individually or in any combination.

•	Operator Services Console

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The Operator Console provides an interface to manage calls, send messages, manage schedules and provide information to enterprise. The software is available with several add-on modules allowing it to interface with human resource (“HR”) and other systems.

•	Enterprise Web Application

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The Enterprise Web product provides a self-service web portal to keep information current. This product enables qualified users to log on anywhere, anytime to perform a variety of important updates, manage scheduling, send messages and perform directory searches. The web directory product can be sold and deployed independently of the operator console product and has several add-on modules to add additional functionality such as on call calendaring.

•	Amcom Duty Hour Tracking

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Duty Hour Tracking is a tool used to accurately track hospital residents scheduled on-duty hours and time-off between scheduled shifts. In addition to expanding the scheduling abilities, the product incorporates functionality built within the Amcom solution suite that also provided the additional information of actual hours worked. This product requires use of the web/ on call scheduling modules.

•	Interactive Voice Response/Speech Recognition

•	The speech recognition product acts as an automated call attendant, enabling the organization to process routine phone requests including directory assistance, messaging and paging.

•	Enterprise Messaging

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Messaging enables organizations to send messages to a variety of devices. Amcom’s multiple paging protocol support ensures that messages are able to be delivered quickly to the desired device. These protocols are sold per gateway and are used to send messages from any console/web/speech interface.

•	Emergency Notification (eNotify)

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eNotify provides comprehensive solutions for fast, effective communication during an emergency or when a large number of people need to be notified of a common message. This product allows a customer to assign key team members with specific duties, track receipts and leverage two-way devices for responses when fast action is required.

•	Amcom Mobile Connect

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Mobile Connect is a secure and traceable messaging application for select smartphone and Wi-Fi devices. It connects to Amcom’s console, web, speech and alerting application to deliver messages, status updates and responses to the mobile devices.

•	Enterprise Integration and Alerting

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Amcom’s alerting application can take alarms and alerts from a number of systems and provide filtering, escalation and assignment of the alarm to the proper device/endpoint. The Messenger application provides secondary redundant notification of alarms from medical device data systems.

•	E911 - 911 Management and Integration to Notification Product

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E911 provides real time, onsite notification when 911 is dialed. Passive monitoring allows security officers to listen to a 911 call in progress, thereby enabling them to assess the situation and respond accordingly.

•	Amcom Care Connect

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Care Connect solves the multi-faceted communication challenge for physicians, caregivers, and administrators. Physicians and caregivers use the product to input their contact preferences using variables such as date/time, message sender, and urgency to determine how best to reach them at particular times of the day. This product helps users get in touch by allowing them to simply dial one local number and speak to the right staff member.

•	Amcom Critical Test Results Management

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Amcom Critical Test Results Management ensures closed loop communications for lab and radiology test results. Test results are received and communicated to the assigned recipient and escalated to secondary backup recipients in the case where the primary cannot be reached.

Amcom Typical Product Deployment: Customer N

An example of a standard product deployment was with Customer N, a customer in the healthcare segment. The following table details the components of two transactions with this Customer N:

Customer N	Total List Price	Software Licenses	Discount	Equipment	Professional Services	Post- Contract Support	Total Purchase Price
Initial Purchase	$126,800	$90,000	$0	$2,000	$34,800	$16,200	$143,000
Add on Product	$71,580	$45,960	($5,959)	$4,820	$20,800	$6,648	$72,269

Customer N initially worked with Amcom to solve a problem with their operator services group and the need for a web-based solution that would enable the organization to manage schedules and individual information. On April 28, 2011, Customer N initially purchased three software licenses listed below (also described in detail under “Amcom Products Overview”) and professional service to integrate Customer N’s database and systems. The initial transaction also included professional services for installation, consulting and training, equipment and PCS.

•	Operator Services Console

•	Enterprise Web Application

•	Enterprise Messaging

The initial transaction did not include any discounts on these product licenses and no discounts on future purchases were committed to Customer N during the initial purchase. Additionally, there was no commitment on the original transaction to provide specified additional software product, enhancements or upgrades. We deferred the recognition of revenue on software, equipment and professional services until the products were installed, functional in Customer N’s environment and the services were delivered (completed on May 26, 2011). The only undelivered elements at the time installations were completed were free PCS for the period June 1, 2011 through August 31, 2011 and then PCS for the period September 1, 2011 through August 31, 2012. We routinely provide free PCS for a period of three months following installation of the product. A portion of the arrangement fee is deferred and allocated to this element and is recognized over the free maintenance period. The revenue on PCS purchased in the initial transaction was deferred over the 12 months contract period. We have sufficient history of our clients renewing PCS to support vendor specific objective evidence (“VSOE”) for this service. As such, we use the residual method to allocate revenue in this arrangement. The fee allocated to the free PCS is generally based upon one quarter of an annual PCS contract with the customer.

After Customer N deployed the solutions and as new technologies and initiatives within the organization became evident, Customer N contacted Amcom to further explore opportunities and products that would enable the organization to meet their key initiatives. On September 13, 2012 Customer N purchased Amcom’s Speech Recognition product (also described in detail under “Amcom Products Overview”) which included a discount. This discount was negotiated independently during the second purchase and since there was no commitment to provide this software at a discount in the original arrangement, there was no impact to the accounting for the original transaction.

Revenue was recognized for the subsequent purchase in the same manner as the initial purchase described above. We used the residual method to allocate revenue in this arrangement and deferred the recognition of revenue on software, equipment and professional services until the product was installed, functional in Customer N’s environment and the services were delivered (completed on November 30, 2012). The only undelivered elements at the time installation was completed were free PCS for the period December 1, 2012 through February 28, 2013 and then PCS for the period March 1, 2013 through June 30, 2013.

Customer N is part of a larger conglomerate and we recently negotiated with this healthcare facility to incorporate all locations into one billing with an annual maintenance renewal of July 1st. The four months contract period is to sync this additional purchase with the customer next annual billing on July 1, 2013. The fair value for this element was calculated based on a prorated portion of the annual PSC amount for the Speech Recognition product. The revenue on PCS purchased in the subsequent transaction was deferred over the four months contract period and the remaining fees for the arrangement, net of the discount provided, were recognized at the time installation was completed and all other services except for PCS were delivered.

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How you account for specified upgrade rights. Please tell us whether you communicate to existing customers or potential clients (i.e., in a response to RFPs) a product roadmap that outlines plans regarding enhancements to your products or the strategic direction of your product development efforts.

Response

Amcom does not promise its existing or potential customers specific products or functionalities in the future. A license is sold based on its current functionality. As indicated above, the upgrades that are provided to customers who participate in our PCS agreement are unspecified upgrades and are provided to customers when-and-if those upgrades become available. Amcom responds to RFP’s as part of the normal sales process from time to time. During the sales process, product roadmaps and questions surrounding strategic direction may be addressed. When this occurs, all discussions on product roadmaps and strategic direction are addressed generally and do not represent future commitments to our customers. In addition, as a matter of practice, we do not agree to any future functionality verbally or in writing within our license, hardware, PCS or services agreements.

•	Whether your revenue arrangements include a right to receive unspecified additional software products within a specified time period.

Response

As discussed above, if a customer purchases a PCS agreement from Amcom, they only receive a right to unspecified upgrades and enhancements when-and-if available. Additionally, they do not receive a right to unspecified additional software products or solutions. Typically, PCS agreements are one-year contracts that are renewed at the option of the customer on an annual basis.

•	What your discount policy is for the initial product licensing and whether any discount offered on future purchases of future products is significant and incremental. Refer to ASC 985-605-55-201.

Response

When Amcom provides customers a discount on initial product licenses, there are certain circumstances where discounts on future purchases are provided during the negotiation of the initial sale. In all cases, where discounts on future purchases are offered during the initial sale, the discounts are no larger than the initial discount provided, and in most cases have a time limit (i.e. if purchased within one year) associated with the discount period. Under the scenarios where future discounts are offered during the initial sale, there is no accounting necessary since the discounts we may offer are not considered significant and incremental. As such we do not believe the scenario in ASC 985-605-55-201 is applicable to our arrangements. Furthermore, there are no commitments to these customers on future pricing after a specified time period has lapsed (typically within one year from the date of the initial purchase).

The Company welcomes the opportunity to discuss its responses with you and any other members of the Commission staff. Please feel free to contact me at 703-269-6908 should you wish to discuss our responses in more detail.

Sincerely,

/s/ Shawn E. Endsley

Shawn E. Endsley

Chief Financial Officer and Chief Accounting Officer

cc:	Robert S. Littlepage, Securities and Exchange Commission
Kathryn Jacobson, Securities and Exchange Commission
Vincent D. Kelly, President and Chief Executive Officer
Sharon Woods Keisling, Corporate Secretary
William P. O’Neill, Latham & Watkins LLP
Tony Ricciardella, Grant Thornton LLP